Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 1, 2007 (the “Offer to Purchase”), the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of
Common Stock
of
Factory Card & Party Outlet Corp.
by
Amscan Acquisition, Inc.
a wholly-owned subsidiary of
Amscan Holdings, Inc.
at
$16.50 Net Per Share

Amscan Acquisition, Inc., a Delaware corporation (the “Purchaser”) and direct wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), is making an offer to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (“Factory Card”), at a price of $16.50 per Share, net to the seller in cash (such price, or any higher price per Share as may be paid pursuant to the Offer, is referred to in this announcement as the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to Wells Fargo Bank, N.A., which is acting as the Depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer.

The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Factory Card. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, NOVEMBER 5, 2007 UNLESS THE OFFER IS EXTENDED (AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which represents not less than a majority of the issued and outstanding Shares on a fully diluted basis (assuming, for purposes of such calculation, the exercise or conversion of all outstanding options, warrants, rights to purchase Shares and convertible securities) (the “Minimum Condition”). The Offer is also conditioned upon the satisfaction of other conditions set forth in “The Tender Offer — Section 14 — Certain Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2007 (the “Merger Agreement”), among Parent, the Purchaser and Factory Card, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Factory Card, with the surviving entity, Factory Card, becoming a direct wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Shares owned by Parent, the Purchaser, any wholly-owned subsidiary of Parent or Factory Card’s subsidiary or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law or held in the treasury of Factory Card, will be cancelled and extinguished and converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in “The Tender Offer — Section 12 — Purpose of the Offer; The Merger Agreement; Plans for Factory Card” of the Offer to Purchase.

At a meeting held on September 17, 2007, the board of directors of Factory Card (the “Board”), by a unanimous vote, (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) determined that the Offer and the Merger are in the best interests of the stockholders of Factory Card. The Board also unanimously resolved to recommend that the stockholders of Factory Card accept the Offer, tender their Shares to the Purchaser pursuant to the Offer, and, if required by the Delaware General Corporation Law, directed that the Merger Agreement and the Merger be submitted to the stockholders of Factory Card for their adoption and recommended that the stockholders adopt the Merger Agreement and the Merger.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in “The Tender Offer — Section 2 — Procedures for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), the Purchaser may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Factory Card, the Purchaser will not:

•	decrease the price per Share payable in the Offer;

•	change the form of consideration to be paid in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition;

•	impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement or modify the conditions set forth in Annex A to the Merger Agreement; or

•	amend any other term of the Offer in a manner that is adverse to the holders of the Shares.

If by 12:00 midnight, Eastern time, on the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser may:

•	terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive all the unsatisfied conditions (other than the Minimum Condition) and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn;

•	except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

In addition, the Purchaser may (and if Factory Card so requests, the Purchaser shall) provide a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to acquire at least 90% of the outstanding Shares, beginning after the Purchaser purchases Shares tendered in the Offer, during which Factory Card stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

Any extension, waiver, amendment or termination or provision of a subsequent offering period will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension or commencement or extension of a subsequent offering period will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted and paid for by the Purchaser pursuant to the Offer, at any time after November 30, 2007. However, pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during any subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in “The Tender Offer — Section 2 — Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Tender Offer — Section 2 — Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, Factory Card, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. Because the tax consequences to a particular holder of Shares may depend on that holder’s particular circumstances, each holder should consult his or her own tax advisor regarding the tax consequences of the Offer and/or the Merger. All holders of Shares are strongly encouraged to review the Offer to Purchase, in particular “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, for additional information regarding the United States federal income tax consequences of receiving cash pursuant to the Offer and/or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Factory Card has provided the Purchaser with Factory Card’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Tender Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll Free (800) 322-2885

October 1, 2007

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